SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GREENSHIFT CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

39571U308

(CUSIP Number)

Stephen J. Hackman

Ice Miller LLP

One American Square, Suite 2900

Indianapolis, IN 46282-0200

(317) 236-2100

(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 10, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39571U308

(1)	Name of Reporting Person Dale W. Fallat

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 18,172,751

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 18,172,751

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 18,172,751

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 12.3%*

(14)	Type of Reporting Person (See Instructions) IN

* This percentage was calculated based upon a total of 147,441,907 shares outstanding as of May 14, 2013 according to representations made by the Issuer in its Form 10-Q for the quarterly period ended March 31, 2013 filed on May 15, 2013.

CUSIP No. 39571U308

Item 1.	Security and Issuer.

This Schedule 13D (the “Schedule”) relates to shares of Common Stock of Greenshift Corporation, a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 5950 Shiloh Road East, Suite N, Alpharetta, Georgia 30005.

Item 2.	Identity and Background.

(a)           This Schedule is being filed by Dale W. Fallat (the “Reporting Person”).

(b)           The address of the Reporting Persons is 6704 Regents Park Drive, Zionsville, IN 46077.

(c)           The Reporting Person is retired and, therefore, not currently employed.

(d)           The Reporting Person has not been convicted in a criminal proceeding in the last five years (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person purchased the shares of the Issuer in a series of open-market transactions and funded the purchases with the personal funds.  The total amount of funds used by the Reporting Person to acquire the shares in the purchases set forth on Exhibit 99.1 was $699,436.27.

CUSIP No. 39571U308

Item 4.	Purpose of Transaction.

The Reporting Person acquired the Common Stock reported in this Schedule 13D for investment purposes.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)

Reporting Person	Number of Shares with Sole Voting and Dispositive Power	Number of Shares with Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned*

Dale W. Fallat	18,172,751	0	18,172,751	12.3%

* This percentage was calculated based upon a total of 147,441,907 shares outstanding as of May 14, 2013 according to representations made by the Issuer in its Form 10-Q for the quarterly period ended March 31, 2013 filed on May 15, 2013.

(c)           All of the Reporting Person’s transactions in the Issuer’s stock to date are set forth on Exhibit 99.1.  All transactions were open market purchases or sales, as applicable.

On October 10, 2012, the Reporting Person owned 2,017,670 shares of the Issuer’s common stock, which represented 5.2% of the outstanding common stock of the Issuer based upon a total of 38,761,157 shares outstanding as of August 14, 2012 according to representations made by the Issuer in its Form 10-Q/A for the quarterly period ended June 30, 2012 filed on September 11, 2012.

On October 16, 2012, the Reporting Person owned 3,970,100 shares of the Issuer’s common stock, which represented 10.2% of the outstanding common stock of the Issuer based upon a total of 38,761,157 shares outstanding as of August 14, 2012 according to representations made by the Issuer in its Form 10-Q/A for the quarterly period ended June 30, 2012 filed on September 11, 2012.

On November 16, 2012, the Reporting Person owned 5,817,000 shares of the Issuer’s common stock, which represented 15.0% of the outstanding common stock of the Issuer based upon a total of 38,761,157 shares outstanding as of August 14, 2012 according to representations made by the Issuer in its Form 10-Q/A for the quarterly period ended June 30, 2012 filed on September 11, 2012.

On November 19, 2012, the Reporting Person owned 5,847,000 shares of the Issuer’s common stock, which represented 10.9% of the outstanding common stock of the Issuer based upon a total of 53,519,036 shares outstanding as of November 14, 2012 according to representations made by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2012 filed on November 19, 2012.

On December 20, 2012, the Reporting Person owned 8,034,349 shares of the Issuer’s common stock, which represented 15.0% of the outstanding common stock of the Issuer based upon a total of 53,519,036 shares outstanding as of November 14, 2012 according to representations made by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2012 filed on November 19, 2012.

On December 31, 2012, the Reporting Person owned 10,710,728 shares of the Issuer’s common stock, which represented 20.0% of the outstanding common stock of the Issuer based upon a total of 53,519,036 shares outstanding as of November 14, 2012 according to representations made by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2012 filed on November 19, 2012.

On January 11, 2013, the Reporting Person owned 13,412,328 shares of the Issuer’s common stock, which represented 25.1% of the outstanding common stock of the Issuer based upon a total of 53,519,036 shares

CUSIP No. 39571U308

outstanding as of November 14, 2012 according to representations made by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2012 filed on November 19, 2012.

On January 24, 2013, the Reporting Person owned 16,067,840 shares of the Issuer’s common stock, which represented 30.0% of the outstanding common stock of the Issuer based upon a total of 53,519,036 shares outstanding as of November 14, 2012 according to representations made by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2012 filed on November 19, 2012.

On April 1, 2013, the Reporting Person owned 18,172,751 shares of the Issuer’s common stock, which represented 15.6% of the outstanding common stock of the Issuer based upon a total of 116,755,437 shares outstanding as of March 29, 2013 according to representations made by the Issuer in its Form 10-K for the annual period ended December 31, 2012 filed on April 1, 2013.

On the date hereof, the Reporting Person owns 18,172,751 shares of the Issuer’s common stock, which represents 12.3% of the outstanding common stock of the Issuer based upon a total of 147,441,907 shares outstanding as of May 14, 2013 according to representations made by the Issuer in its Form 10-Q for the quarterly period ended March 31, 2013 filed on May 15, 2013.

(d)         Not applicable.

(e)         Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person is not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit No. 99.1           Schedule of Transactions

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 14, 2013	/s/ Dale W. Fallat
Dale W. Fallat